UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 26, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Santander

MANUAL FOR ATTENDANCE AT THE ORDINARY GENERAL MEETING

1 INVITATION FROM **MANAGEMENT**

2 CALL **NOTICE**

3 ATTENDANCE **AT THE MEETING**

4 INFORMATIONS **ABOUT THE AGENDA**

EXHIBITS:

I FORMS OF **POWER OF ATTORNEY**

II RÉSUMÉS OF THE CANDIDATES FOR **THE BOARD OF DIRECTORS**

1

INVITATION FROM **MANAGEMENT**

INVITATION FROM **MANAGEMENT**

Dear Shareholder,

It is with great pleasure that I invite you, a shareholder of Santander Brasil, to participate in our Ordinary General Meeting ("OGM").

This Manual was prepared to assist you in understanding the matters presented, providing a conscious and reasoned decision-making process, anticipating possible clarifications and voting guidelines.

In order to facilitate your analysis and appreciation of the matters to be resolved, this Manual includes the information made available in addition to the Call Notice.

This Manual must be read together with the Management Proposal and other documents related to our General Meeting, available on the Company's investor relations website (www.ri.santander.com.br), on the CVM website (www.cvm .gov.br) and on the B3 website (www.b3.com.br).

We are at your disposal to clarify any questions through the emails acionistas@santander.com.br oriented at non-financial individual and corporate investors and ri@santander.com.br for institutional investors.

We hope that this Manual fulfills its purpose in assisting your decision making. Your participation is essential for the Company.

DATE & TIME

04/30/2021
3PM

LOCAL

Avenida Presidente Juscelino Kubitschek nº 2235 e 2041 – 2º mezanino, Vila Olímpia, São Paulo/SP

2

CALL

NOTICE

Santander

CALL **NOTICE**

BANCO SANTANDER (BRASIL) S.A.
Publicly-Held Company of Authorized Capital
CNPJ/ME 90.400.888/0001-42 - NIRE 35.300.332.067

NOTICE OF MEETING – ORDINARY GENERAL MEETING - Shareholders are hereby invited to attend the Ordinary General Meeting ("OGM") to be held on April 30, 2021, at 3:00 PM, at the principal place of business of Banco Santander (Brasil) S.A. ("Santander Brasil" or "Company"), located at Avenida Presidente Juscelino Kubitschek No. 2235 and 2014 – 2nd mezzanine, Vila Olímpia, São Paulo/SP, to resolve upon the following Agenda:

(i) To TAKE the management accounts, to examine, discuss and vote on the Company's Financial Statements related to the fiscal year ended on December 31, 2020, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors' opinion and the Audit Committee Report; ;

(ii) To DECIDE on the allocation of net income for the year 2020 and the distribution of dividends;;

(iii) To FIX the number of members that will compose the Board of Directors in the mandate from 2021 to 2023;

(iv) To ELECT the members of the Company's Board of Directors for a term of office from 2021 to 2023; and

(v) To FIX the annual global compensation of the Company´s management and members of Audit Committee.

Note:

Considering the effects of the Covid-19 Pandemic (the new Coronavirus) and the measures taken by health and government authorities to contain the spread of such disease at the time of publication of this Notice, the Company has intensified its sanitation protocols and measures in the physical reception environments, at the place where the OGM will take place, for the benefit of the shareholders who choose to vote in person.

Our recommendation to the shareholders is to make use of remote voting instruments, either by the electronic means available or by sending written votes to the Company, or granting standardized powers of attorney with voting guidance, according to the instructions provided in the Manual.

CALL **NOTICE**

General Instructions

1. As provided for in CVM Instruction No. 165/91, as amended by CVM Instruction No. 282/98, the minimum percentage of stake in the voting capital required to request the multiple voting process for the election of members of the Board of Directors is equal to five percent (5%);

2. Pursuant to paragraph 2 of article 161 of Law 6404/76 and CVM Instruction No.324/00, the installation of the Fiscal Council by the General Meeting shall occur at the request of shareholders representing at least 2% (two percent) of the voting shares, or 1% (one percent) of the non-voting shares;

3. The shareholders or their legal representatives shall appear at the OGM with the appropriate identity documents. In the event of representation of a shareholder by an attorney-in-fact, shareholders shall leave at the Company's principal place of business, at least seventy-two (72) hours before the OGM is held, a power of attorney granted according to the applicable law

4. The documents related to the matters to be examined and resolved at the OGM are available to shareholders (i) at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek No. 2041 and 2235 - Bloco A, Vila Olímpia, São Paulo/SP, 9th floor - Corporate Legal Department, where they can be consulted, on working days, from 10:00 a.m. until 4:00 p.m., and on its website (www.ri.santander.com.br – at Corporate Governance >> Minutes of the Meeting); (ii) on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and (iii) on the website of B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br).

5. Remote Voting Ballot: the Company implemented the remote voting system pursuant to CVM Ruling 481/09, allowing shareholders to send remote voting ballots directly to the Company, to the bookkeeper or their respective custody agents, according to the procedures described in the Manual for Participation

São Paulo, 26 de march de 2021 – **Álvaro Antônio Cardoso de Souza - Chairman of the Board of Directors.**

3

ATTENDANCE **AT THE MEETING**

ATTENDANCE AT **THE MEETING**

Santander Brasil shareholders may participate in the OGM in person or by proxy, as specified in item 3.2 below. Shareholders will be required to provide the following documents to participate in the OGM.

Individual:

- identity document with photo (original or copy)
- proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution (original or copy)

Legal entity:

- corporate documents that prove the legal representation of the shareholder (original or copy)
- legal representative's identity document with photo (original or copy)

Investment fund:

- identity document of the legal representative of the Investment Fund's manager (or of the manager, as the case may be) with photo (original or copy)
- simple copy of the last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney)

3.1. In-person Participation

Santander Brasil shareholders may participate in the OGM by attending the place where it will be held and declaring their vote, according to the types of shares they own (common and/or preferred), and the matters to be voted on. In accordance with the provisions of Article 126 of Law No. 6,404/76, shareholders shall attend the Shareholders' Meeting presenting, in addition to the identity document, proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution. The Company recommends that said proof be issued within two (2) business days before the date scheduled for the Meeting.

ATTENDANCE AT **THE MEETING**

Corporate shareholders, such as companies and investment funds, shall be represented in accordance with their Articles of Association, Articles of Organization or Bylaws, delivering documents proving the regularity of the representation, accompanied by the Minutes of the election of the Managers, if applicable, at the place and term indicated in the item below. Prior to the OGM, the shareholders shall sign the Attendance Book. Shareholders without voting rights may attend the OGM and discuss all matters submitted for resolution.

3.2. Participation by Proxy

The shareholder may be represented at the OGM by an attorney-in-fact, duly appointed under a public or private instrument, and pursuant to article 126, § 1 of the Corporations Act, the attorneys-in-fact shall have been appointed less than one (1) year ago, and they shall be (i) shareholders of the Company, (ii) managers of the Company, (iii) lawyers, or (iv) financial institutions, with the investment fund's manager being responsible for representing the quotaholders.

The originals or copies of the documents mentioned above may be delivered at the Company's principal place of business by the time the OGM is held.

However, in order to facilitate shareholders' access to the OGM, we recommend that the delivery of such documents be made at least seventy-two (72) hours before the OGM is held.

In the case of submittal of documents via email, we request that the shareholder contact the Company, so that the originals or copies can be delivered by the day the OGM is held.

In case the Shareholder is unable to attend the OGM or cannot yet be represented by an attorney-in-fact of his/her/their choice, the Company will make available an attorney-in-fact to vote for the shareholder, in accordance with his/her/their voting instructions, according to the power of attorney template in **Exhibit 1** to this Manual.

ATTENDANCE AT **THE MEETING**

Furthermore, it should be noted that in addition to the power of attorney, the shareholder shall forward the documents required by the Company to participate in the OGM, as provided for in item 3 above.

The documents shall be delivered at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Bloco A - Vila Olímpia - São Paulo – SP, 9th floor – Corporate - Legal Department, through the telephone Nos. +55 11 3553-5438 and +55 11 3553- 3854, email: acamargo@santander.com.br.

3.3. Remote Voting Participation

Pursuant to articles 21-A et seq. of CVM Ruling No. 481/2009, the Company's shareholders may also vote at shareholders' meetings by means of remote voting, to be formalized through the "remote voting ballot" ("Ballot"), the template of which is available in the Corporate Governance area of the Company's Investor Relations website (www.ri.santander.com.br), or on the website of the Brazilian Securities and Exchange Commission – CVM (http://sistemas.cvm.gov.br/?CiaDoc).

The shareholder that chooses to exercise his/her/their voting rights remotely shall do so by one of the options described below:

(I) Submittal of the Ballot to Custody agents

The Shareholder that chooses to cast remote voting through his/her/its respective custodian agent ("Custodian") shall convey his/her/their voting instructions in accordance to the rules determined by the Custodian. Shareholders shall contact his/her/their respective Custodians to check the procedures established by them for issuance of ballot voting instructions, as well as the documents and information required to do so.

The Shareholder shall convey the instructions for completion of the Ballot to his/her/their Custody agents by 04/23/2021 (including), unless defined otherwise by them.

ATTENDANCE AT **THE MEETING**

(II) Submittal of the Ballot by the Shareholder to the Bookkeeper

The Shareholder who chooses to cast the remote vote through the Company's Bookkeeper shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/their legal representative(s), as applicable, and in accordance with the applicable legislation.

The same documents listed at the beginning of this section for Individuals, Legal Entities and Investment Funds must be sent to the Bookkeeper up to 7 days before the date of the OGM, in the other words, by 04/23/2021 (includding) (i) at the following address: Banco Santander (Brasil) S.A. – Shareholders – Bookkeeping of Shares – Rua Amador Bueno, 474 – 2nd floor – Setor vermelho - Santo Amaro – São Paulo/SP – CEP 04752- 005; or (ii) via email, to the electronic address custodiaacionistavotodistancia@santander.com.br.

After receiving the documents, the Bookkeeper, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 04/23/2021.

<u>Remote voting ballots received by the Bookkeeper after 04/23/2021 shall be disregarded.</u>

ATTENDANCE AT **THE MEETING**

(III) Submittal of the remote voting ballot directly to the Company

The Shareholder who chooses to cast the remote vote through the Company shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/its legal representative(s), as applicable, and in accordance with the applicable legislation.

The same documents listed at the beginning of this section for Individuals, Legal Entities and Investment Funds must be sent to the Bookkeeper up to 7 days before the date of the OGM, in the other words, by 04/23/2021 (includding) (i) at the following address: Banco Santander (Brasil) S.A. – Shareholders – Bookkeeping of Shares – Rua Amador Bueno, 474 – 2nd floor – Setor vermelho - Santo Amaro – São Paulo/SP – CEP 04752- 005; or (ii) via email, to the electronic address custodiaacionistavotodistancia@santander.com.br.

After receiving the documents, the Company, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 04/23/2021.

Remote voting ballots received by the Bookkeeper after 04/23/2021 shall be disregarded.

ATTENDANCE AT **THE MEETING**

Informações Gerais:

- in accordance with Article 21-S of CVM Ruling No. 481, the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão, upon receiving the voting instructions from the shareholders through their respective custody agents shall disregard any diverging instructions in relation to the same resolution that has been issued by the same CPF or CNPJ registration number; and

- upon termination of the deadline for remote voting, in other words, by 04/23/2021 (including), the shareholder will not be able to change the voting instructions already sent, except if attending the Shareholders' Meeting or represented by power of attorney, upon express request for disregard of the voting instructions sent through the Ballot, before the respective matter(s) is subject to voting.

ADS holders

Holders of American Depositary Shares (ADSs) shall be given the right to vote on the matters listed on the Agenda, subject to the same criteria applied in relation to national investors, according to the type of shares (common or preferred) on which their ADSs are backed. ADS holders will be duly instructed by The Bank of New York Mellon, depository institution for ADSs backed by Santander Brasil shares.

4

INFORMATIONS
ABOUT THE AGENDA

Santander

INFORMATIONS **ABOUT THE AGENDA**

I - To TAKE the management accounts, to examine, discuss and vote on the Company's Financial Statements related to the fiscal year ended on December 31, 2020, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors' opinion and the Audit Committee Report

The documents presented by the management are:

i. Management Report showing the operating statistics and the analysis and discussion of the Administrative Officers of the principal accounts of the Statement of Income for the Fiscal Year;

ii. Comments of the administrative officers on the financial condition of the Company (Exhibit II – Item 10 of the Reference Form);

iii. Copy of the Financial Statements and Explanatory Notes;

iv. Opinion of the Independent Auditors;

v. Summary of the report of the Audit Committee; and

vi. Standardized financial statements form – DFP.

The management documents identified above, except for item ii above, were made available to the CVM, via the IPE system, at the time of disclosure of the individual and consolidated financial statements of the Company prepared in accordance with Accounting Practices Adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank, on February 3rd, 2021, and for the consolidated financial statements of the Company in accordance with the IFRS as issued by the IASB made available on February 26th, 2021. These documents can be found on the electronic address of the CVM (www.cvm.gov.br), or of the Company (www.ri.santander.com.brand www.santander.com.br/acionistas), according to information shown in Exhibit II of this Proposal.

The Company's management proposes that the shareholders examine in detail the management accounts and the Company's Financial Statements so that they can deliberate about their approval.

II - To DECIDE on the allocation of net income for the year 2020 and the distribution of dividends

(a) Net Profit Allocation

The Executive Board presents a proposal for the fiscal year 2020 net profit allocation in compliance with the provisions of Article 9, first paragraph, item II and the respective Annex 9-1-II to CVM Instruction 481. Said proposal is contained in Exhibit III to this Proposal. We recommend the careful reading of said exhibit.

The net profit of the Company in the fiscal year 2020 was R$ 14,056,148,344.49.

Management proposes the following allocation for net income for the year 2020:

INFORMATIONS **ABOUT THE AGENDA**

1. The amount of R$ 702,807,417.22 to the Company's legal reserve account;

2. The amount of R$ 3,837,085,231.82, as dividends and Interest on Equity to shareholders, which have been the object of decision in the meetings of the Board of Directors held on April 27, 2020, July 28, 2020, October 26, 2020, December, 28 2020 and February 02, 2021, of which R$ 3,325,000,000.00 as and Interest on Equity allocated within the mandatory minimum dividends and R$ 512,085,231.82 as interim dividends; and

3. The balance of the remaining net profit after the distributions above, to the value of R$ 9,516,255,695.45 for the Dividend Equalization Reserve account, pursuant to Article 36, item III-a of the Company's Bylaws

The board understands that the proposal for allocation of net profits above was formulated in accordance with the legal and statutory obligations applicable to the Company, and is in line with the goals and strategies of the Company, which is why the board recommends its approval without restrictions.

(b) Distribution of Dividends

As better detailed in Management Proposal, the Company management has approved the distribution to its shareholders the global amount of R$ 3,837,085,231.82 as dividends and Interest on Equity to the shareholders, which have been the object of decision in the meetings of the Board of Directors held on April 27, 2020, July 28, 2020, October 26, 2020, December, 28 2020 and February 02, 2021, of which R$ 3,325,000,000.00 as and Interest on Equity allocated within the mandatory minimum dividends and R$ 512,085,231.82 as interim dividends. These values correspond to 28.74% of the adjusted net profit of the Company, and were paid to shareholders based on their respective shares in the share capital of the Company.

III. To FIX the number of members that will compose the Board of Directors in the mandate from 2021 to 2023

The Company's management proposes that the Board of Directors comprise 9 members for a term of office to be effective between the OGM of 2021 and the Ordinary General Meeting of 2023.

INFORMATIONS **ABOUT THE AGENDA**

IV. To ELECT the members of the Company's Board of Directors for a term of office from 2021 to 2023

After complying with the applicable governance approvals, the Company proposes to the OGM the election for a new term of two (2) years, of the following candidates recommended by the controlling shareholders to compose the Board of Directors of the Company:

Name	Position
Álvaro Antônio Cardoso de Souza	Chairman and Independent Director
Sergio Agapito Lires Rial	Vice-Chairman
Deborah Patricia Wright	Independent Director
Deborah Stern Vieitas	Independent Director
Jose Antonio Álvarez Álvarez	Director
José García Cantera	Director
José de Paiva Ferreira	Director
Marília Artimonte Rocca	Independent Director
Pedro Augusto de Melo	Independent Director

The information related to the election of the members of the Board of Directors of the Company, pursuant to article 10 of CVM Instruction 481, can be found in the Management Proposal and other documents related to our General Meeting, available on the Company's investor relations website (www.ri.santander.com.br), on the CVM website (www.cvm .gov.br) and on the B3 website (www.b3.com.br).

V. To FIX the annual global compensation of the Company's management and members of Audit Committee.

For the period from January to December, 2021, the amount proposed by the management as the annual global compensation for the Company's management (Board of Directors and Executive Board) is of up to R$ 433,940,000.00 (four hundred and thirty-three million, nine hundred and forty thousand Brazilian Reais), covering fixed remuneration, variable remuneration and the stock base remuneration.

The management members annual global compensation amount proposed is superior of the cap amount approved for the period from January to December, 2020, without considering the social security duties, which the estimative for the period from January to December 2021 is to reach the amount of up to R$ 29,440,000.00 (twenty-nine million, four hundred and forty thousand Brazilian Reais).

The amount proposed by the Board of Directors as annual global compensation of the members of the Audit Committee for the twelve (12) months period counting from January 1st, 2021 is of up to R$ 4,832,500.00 (four million, eight hundred and thirty-two thousand, five hundred Brazilian Reais).

EXHIBIT I

FORMS OF

POWER OF ATTORNEY

Santander

EXHIBIT I - FORMS OF **POWER OF ATTORNEY**

POWER OF ATTORNEY

[[SHAREHOLDER], [QUALIFICATION] ("Grantor"), appoints as his/her/its attorneys-in-fact Messrs. CAROLINA SILVIA ALVES NOGUEIRA TRINDADE, Brazilian, married, registered with OAB/RJ under no. 182.414 and under the CPF/ME under no. 124.143.167.13; and RAFAEL TRIDICO FARIA, Brazilian, married, registered with OAB/SP 358.447 and under the CPF/ME under no. 409.544.508-41, both of them lawyers, with firms in the Capital City of the State of São Paulo, at Avenida Presidente Juscelino Kubitschek Nos. 2041 and 2235 - Bloco A - Vila Olímpia ("Grantees") to represent, collectively or individually, regardless of the order of appointment, the Grantor, as shareholder of Banco Santander (Brasil) S.A. ("Company"), at the Company's Ordinary General Meeting to be held, on first call, on April 30, 2021, at 3:00 PM, at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek No. 2235 and 2041 - 2nd mezzanine, Vila Olímpia, São Paulo/SP, and if necessary on second call, on a date to be informed in due course, to whom powers are granted to attend the meeting and vote, on behalf of the Grantor, in accordance with the voting guidelines set forth below for each of the items on the Agenda:

(i) To TAKE the management accounts, to examine, discuss and vote on the Company's Financial Statements related to the fiscal year ended on December 31, 2020, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors' opinion and the Audit Committee Report;

( ) For ( ) Against ( ) Abstention

(ii) To DECIDE on the allocation of net income for the year 2020 and the distribution of dividends;

( ) For ( ) Against ( ) Abstention

(iii) To FIX the number of members that will compose the Board of Directors in the mandate from 2021 to 2023;

( ) For ( ) Against ( ) Abstention

(iv) To ELECT the members of the Company's Board of Directors for a term of office from 2021 to 2023;

( ) For ( ) Against ( ) Abstention

(v) To FIX the annual global compensation of the Company´s management and members of Audit Committee;

( ) For ( ) Against ( ) Abstention

EXHIBIT I - FORMS OF **POWER OF ATTORNEY**

The Grantees are hereby authorized to abstain from any resolution or act for which they have not received, at their discretion, sufficiently specific voting guidelines. The Grantor shall hold the Grantees above harmless and free from any and all claims, disputes, demands, losses, or damages, of any nature, arising from the fulfillment of this instrument, except in cases of acts performed in an abusive and excessive manner, pursuant to the legislation in effect.

This power of attorney shall only be valid for the Company's Ordinary General Meeting mentioned above.

[Place], [month] [day], 2021.

____

[Signature of Grantor]

EXHIBIT II

RÉSUMÉS OF THE CANDIDATES FOR THE **BOARD OF DIRECTORS**

Santander



Álvaro Antônio Cardoso de Souza

Mr. Álvaro de Souza is Portuguese and was born on September 5, 1948. He holds degrees in Economics and Business Administration from the Pontifícia Universidade Católica de São Paulo, and attended several specialization courses from a number of American universities, such as the University of Pittsburgh and The Wharton Business School of the University of Pennsylvania. He is the Managing Director of AdS - Management, Consulting and Investments, a firm which provides advice on investments and general management. He is Chairman of the Board of Santander Brasil and a member of Santander Global Board in Spain. He worked in several banks, including Citibank, where he worked for 32 years in Brasil and abroad. In addition to the period he worked at Citigroup, he was founder and President of Banco ABC, then a subsidiary of Globo Group, Chairman of the Deliberative Council of Fundo Brasileiro para Biodiversidade (FUNBIO), and president of the American Chamber of Commerce in São Paulo (AmCham Brasil). He was also a board member of WWF International, Mastercard International and several Brazilian companies, such as AmBev S.A., Celbrás, Ultraquímica, SPCI Computers, Lazard Brazil Bank, Triângulo Bank, CSU Cardsystems, Duratex S/A. and Gol Airlines, besides had been President of the Board of Directors of WWF Brasil. Mr. Souza is coordinator of the Nomination and Governance Committee, and a member of the Compensation Committee and Risk and Compliance Committee of Santander Brasil, as well as chairman of the Risk and Compliance Committee of Santander Group.



Sérgio Agapito Lires Rial

Mr. Rial is Brazilian and was born on July 28, 1960. He has a degree in Law from the Universidade Federal do Rio de Janeiro and in Economics from Universidade Gama Filho, and also holds an MBA from IBMEC in São Paulo, as well as specialization degrees from Harvard Business School, the Wharton School of Business at the University of Pennsylvania and INSEAD, in France. His professional career includes serving as Chief Executive Officer of Marfrig Global Foods S.A, Vice-President Executive Officer and World Chief Financial Officer of Cargill. He was also a member of the board of directors of Cargill for nine years. He was a Managing Director of Bear Stearns & Co., in New York, Officer of ABN AMRO Bank and a member of the board of directors of ABN AMRO Bank in the Netherlands, as well as a member of the board of directors of Mosaic Fertilizers. Currently he is Vice-Chairman of the Board of Directors and the Chief Executive Officer of Santander Brasil, Chairman of the Board of Directors of Universia Brasil S.A. and member of the Board of Directors of the Santander Group.



Deborah Patricia Wright

Mrs. Deborah Wright is Brazilian and was born on September 4, 1957. She holds a Business Administration degree from the São Paulo School of Business Administration (EAESP-FGV). Mrs. Wright started her career in 1980 at Kibon's Marketing Department, where she remained until 1989. In 1989, she joined Unilever as Marketing Manager and worked in the food division. In 1991, she returned to Kibon as Marketing Director, and becoming Commercial Vice President in 1994. In 1995 she became the General Manager of Kraft Suchard Foods. In 1997, she reached the position of General Manager of Kibon. At ICI/Paints, she was the General Manager for Tintas Coral Brasil from 1997 to 1999, and subsequently the Regional Manager for ICI. She was also General Officer at Parmalat Brasil in 1999, and Chief Executive Officer of Pão de Açúcar's Group Internet Division from 2000 to 2001. From 2002 to 2007, she was Corporate Vice President/Commercial Vice President in the area of Sales and Corporate Marketing of the Abril Group. From 2009 to 2010, she was Chief Executive Officer/Country Manager of Ipsos Brasil, a market research firm. She has been acting as a Board Member since 2001. From 2001 to 2005 she served on the Board of the São Paulo American Graded School. From 2005 to 2006 she was a Board Member of CONAR (Brazilian National self-regulatory Board of Advertising). From 2008 to 2009 she was a member of the Board of Directors of the Samaritano Hospital in São Paulo. From 2008 to 2014 she was Board Member for Lojas Renner, a Brazilian publicly traded company, specializing in Apparel retail, as well as Chairwoman of their Sustainability Committee from 2012 to 2014. From 2013 to 2016, she was member of the Advisory Board for Eurofarma, 4th largest Brazilian pharmaceutical company, still privately owned and not listed on stock exchange. Currently she is associated with the following entities: Brazilian subsidiary of WCD Group (Women Corporate Directors), of which she co-founded in 2010; Strategy Commission at IBGC (Brazilian Institute of Corporate Governance), where she leads a work and study group of DEI (Diversity , Equity and Inclusion); she is part of AmCham's (American Chamber of Commerce) Strategic Forum of Corporate Governance; and she is an ambassador of the 30% Club and WOB (Women on Boards) and has been involved in advocacy for gender diversity for over a decade. Besides that, she is an independent member of the Board of Directors, a member of the nominations and governance committee and a chairwoman of the Compensation Committee of Banco Santander (Brasil) S.A.



Deborah Stern Vieitas

Mrs. Deborah Vieitas is Brazilian, has a French nationality, and was born on August 21, 1957. She holds a degree in Public Business from FGV-SP and Journalism from Escola de Comunicações e Artes USP. She holds also a master's degree in Business from FGV-SP and in Public Business from École Nationale d'Administration. She is currently the CEO of American Chamber of Commerce Brazil (Amcham Brazil). From 2015 to 2017, she was an independent member of the board of AXA Seguros SA. From 2008 to 2014, she was CEO and Board Member of the Banco Caixa Geral – Brasil. From 2000 to 2008, she was an Executive Vice President of Banco BNP Paribas Brasil, responsible for Corporate Coverage and Loan and Financing portfolios. From 1998 to 2000, she was an Executive Vice President of Banco CCF Brasil and in charge of Large Corporate & Corporate Coverage, Capital Markets, Trade Finance and Foreign Exchange. Currently she is an independent member of board of directors and chairwoman of Audit Committee of the Banco Santander (Brasil) S.A., in addition to having already been a member of the Risks and Compliance Committee.



José Antonio Álvarez Álvarez

Mr. José Antonio Álvarez is Spanish and was born on January 6, 1960. He holds a Bachelor´s Degree (Hons) in Economics and Business from Santiago de Compostela University and a Master´s Degree in Business Administration from the University of Chicago. Mr. Alvarez became Chief Executive Officer of Banco Santander group in January 1st, 2015 and Executive Vice Chairman in January 15th, 2019. Prior to this, he was the bank´s Chief Financial Officer, from 2004 to 2015 and the Head of its Finance Division from 2002 - 2004. Before joining Banco Santander, he was Head of the Finance Division of BBVA (1999 - 2002) and Argentaria (1995 - 1999). Previously, he served as Chief Financial Officer for Banco Hipotecario de España, Vice President of Finanpostal Gestión Fondos de Inversión y Pensiones, and in roles at Banco de Crédito Industrial and Instituto Nacional de Industria. He has served as a member of the boards of directors of Santander Consumer Finance S.A, Santander Consumer Bank AG and Banco de Crédito Local S.A., among others, and on the supervisory boards of several of Grupo Banco Santander´s autonomous subsidiaries in Poland, Germany and the United States. He was Chairman of the European Banking Federation and Banking Supervision Committee from 2009 – 2012 and is currently a Member of the Board of Directors of Santander Brasil.



José de Paiva Ferreira

Mr. José Paiva is Portuguese and was born on March 1, 1959. He has a specialization in Business Administration from Fundação Getúlio Vargas, and an MBA from The Wharton School of Business, at the University of Pennsylvania. He has worked in financial markets for over 40 years. Mr. Paiva started his career at Banco Bradesco in 1973 and held several positions. Then, he joined Banco Geral do Comércio, Noroeste and Santander Brasil, where he was executive vice president, responsible for the Business, Human Resources, Operations, Technology, Heritage, Products, Marketing, Credit Cards, Insurance, Leasing and Branch Network. From 2000 to 2001, he held the position of e-business director for Latin America, for the America Division of Santander Central Hispano. At the end of 2001, he returned to Brazil to work at Banco Banespa, as executive vice president responsible for Human Resources, Technology, Operations and Patrimony. In 2003, he became the executive vice president responsible for the Marketing, Products and Retail sectors at Santander Brasil. In 2008, he became the CEO of Santander Brasil, a position he held until the merger with Banco Real, when he became senior executive vice president responsible for the Retail Sector. In March 2011, Mr. Paiva became a member of the Board of Directors of Santander Brasil, and joined the Mitsubishi Corp Group with headquarters in Los Angeles, California, USA as Senior Executive Vice President. From July 2013 to December 2019, he returned to Santander Brasil and served as senior executive vice president responsible for Human Resources, Organization, Equity, Processes, Operations, Technology and Costs. Additionally, he performed the following functions: Executive Director of Febraban (2014 to 2019), Chairman of the Febraban Self-Regulation Board (2016 to 2019), Chairman of the Board of Directors of CIP- Interbank Payment Chamber (2015 to 2018), President of Tecban Council - Banking Technology (2014 to 2015), Advisor of the Cancer Institute - SP (2009 to 2010) and Mentor of the Inova Unicamp Program (2011 to 2013). Currently, Mr. Paiva is a member of the Board of Directors and a member of the Risk and Compliance Committee of Banco Santander (Brasil) S.A.



José García Cantera

Mr. José García Cantera is Spanish and and was born on May 26, 1966. He holds a degree of industrial engineering and also holds an MBA from IE Business School. Mr. García Cantera is Senior Executive Vice-President of Santander Group in Spain. He became Chief Financial Officer and Head of the Financial Management Division in January 2015. Prior to his current role, Mr. García Cantera was Head of the Global Wholesale Banking, reporting directly to the Group's CEO. Mr. García Cantera became CEO of Banesto in 2006, having joined in September 2003 as Senior Executive-Vice President of Wholesale Banking, comprising Corporate Banking, Treasury, Capital Markets, Banesto Bolsa and the bank's international operations. Before working at Banesto, Mr. García Cantera held senior executive positions at Salomon Brothers-Citigroup. He was a member of the Management Committee of Citigroup EMEA and of the Board of Directors of Citigroup Capital Markets UK and Citigroup EMEA. During his time as a Latin American stock analyst, he was rated as best analyst by a number of specialised publications including Institutional Investor, Reuters, Extel and Global Investor between 1995 and 2002.



Marilia Artimonte Rocca

Mrs. Marilia Rocca is CEO of Hinode Group since november 2018, the largest Marketing Multilevel consumer goods company in Brazil, with operations also in Latin America. Previously, she was Ticket's Managing Director in Brazil, a food voucher Edenred Group company. Formerly, she served as vice president at TOTVS, the 6th largest software company worldwide based in São Paulo. From 2008 till 2012, Marilia was a managing partner at Mãe Terra, a natural and organic foods B-Corp sold to Unilever in 2017. Prior to that she co-founded and managed Endeavor Brazil, the most successful NGO supporting innovative entrepreneurship in the country. In 2000, she also co-founded Fundação Brava, a family foundation focused on transferring management tools to the public sector and Brazilian NGOs to boost their effectiveness. From 1995-98, Marilia worked for Walmart as one of the organization's first female directors in Brazil. For 20 years Marilia has served as a board member at privately and public held companies in the Education, IT, Services and Consumer Goods industries. Marilia earned a BA in Business Administration from EAESP/Fundação Getúlio Vargas and an MBA in Management from Columbia University, attending on the Fundação Estudar Scholarship. She is a 2006 Henry Crown Fellow of The Aspen Institute and a member of the Aspen Global Leadership Network. Also, Marilia is an independent Board member and coordinator of the Sustainability Committee of Banco Santander (Brasil) S.A..



Pedro Augusto de Melo

Mr. Pedro Augusto de Melo is Brazilian and was born on November 4, 1961. He has a degree in accounting sciences and a postgraduate degree in accounting and financial administration from the São Judas Tadeu University of Accounting Sciences (São Paulo). Since March 2, 2020 he occupies the position of CEO of the Brazilian Institute of Corporate Governance (IBGC). He is also member of the Governance Committee of Amcham Brasil and executive of the Union of Accounting Companies - SESCON. He developed his career in Deloitte and KPMG audit areas. From 2008 to 2017, he was CEO of KPMG Brazil, accumulating, in 2015, the position of CEO for KPMG South America. On October 1, 2017, he assumed the roles of COO for South America and Leader of Customers and Markets for South America until he retired from the firm in early 2020. He also actively participated in other levels of Governance at KPMG International, KPMG Americas and KPMG South America. He was Chairman of the Board of Directors of IBRACON - Brazilian Institute of Independent Auditors between 2009 and 2010. Currently, he is an independent member of board of directors and the coordinator of Risk and Compliance Committee of the Banco Santander (Brasil) S.A..